Exhibit 99.1

China Yuchai International Announces Unaudited
2025 Second Half-Year and Full Year Financial Results

SINGAPORE, Singapore — February 24, 2026 - China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), one of the largest powertrain solution manufacturers through its main operating subsidiary in China, Guangxi Yuchai Machinery Company Limited (“Yuchai”), announces today its unaudited consolidated financial results for the 2025 second half year (“2H 2025”) and the fiscal year ended December 31, 2025 (“FY 2025”). The financial information presented herein for 2H 2025, FY 2025, the second half of 2024 (“2H 2024”), and the fiscal year ended December 31, 2024 (“FY 2024”) are reported using the IFRS accounting standards (“IFRS”) as issued by the International Accounting Standards Board.

Financial Highlights for 2H 2025

•
Revenue increased by 33.5% to RMB 11.8 billion (US$ 1.7 billion), compared with RMB 8.8 billion in 2H 2024.

•
Gross profit increased by 58.4% to RMB 2.2 billion (US$ 317.0 million), compared with RMB 1.4 billion in 2H 2024. Gross margin was 18.9% in 2H 2025, compared with 15.9% in 2H 2024.

•
Operating profit grew by 193.1% to RMB 469.2 million (US$ 66.7 million), compared with RMB 160.1 million in 2H 2024.

•
Profit for the period increased by 77.7% to RMB 275.7 million (US$ 39.2 million), compared with RMB 155.1 million in 2H 2024.

•
Basic and diluted earnings per share rose by 108.7% to RMB 4.57 (US$ 0.65), compared with RMB 2.19 in 2H 2024.

•
Total number of engines sold increased by 28.7% to 210,913 units, compared with 163,843 units in 2H 2024.

Revenue increased by 33.5% to RMB 11.8 billion (US$ 1.7 billion), compared with RMB 8.8 billion in
2H 2024.

The increase in the total number of engines sold in 2H 2025 was primarily driven by a 49.2% year-over-year (“YoY”) rise in truck and bus engine unit sales, which significantly outpaced the 13.0% YoY growth in market sales of truck and bus vehicles (excluding gasoline- and electric-powered vehicles) as reported by the China Association of Automobile Manufacturers (“CAAM”). Truck engine unit sales in 2H 2025 rose by 59.4%. Off-road engine unit sales increased by 7.5% YoY, led by strong growth of more than 22.0% in both industrial and marine and genset unit sales, offsetting lower agricultural engine unit sales.

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Gross profit increased by 58.4% to RMB 2.2 billion (US$ 317.0 million), up from RMB 1.4 billion in
2H 2024. Gross margin increased to 18.9% in 2H 2025, compared with 15.9% in 2H 2024. The increase was mainly due to higher unit sales volume, a change of sales mix with higher unit sales of heavy-duty and high-horsepower ("HHP") engines, and continuing cost reduction initiatives.

Other operating income decreased by 44.1% to RMB 224.5 million (US$ 31.9 million), compared with RMB 401.5 million in 2H 2024. The decrease was mainly due to lower government grants.

Research and development (“R&D”) expenses increased by 48.0% to RMB 874.9 million (US$ 124.5 million), compared with RMB 591.1 million in 2H 2024, mainly driven by higher experimental costs, increased personnel expenses, higher mold costs, and impairments related to fuel cell development. Total R&D expenditure, including capitalized costs, was RMB 974.2 million (US$ 138.6 million), representing 8.3% of the revenue in 2H 2025, as compared with RMB 726.0 million, or 8.2% of the revenue in 2H 2024.

Selling, general and administrative (“SG&A”) expenses increased by 4.9% to RMB 1.1 billion
(US$ 157.7 million) from RMB 1.0 billion in 2H 2024. This increase was mainly due to increased personnel expenses and higher consultancy fees, partially offset by lower accounts receivable provisions compared with the same period last year. SG&A expenses represented 9.4% of the revenue in 2H 2025, compared with 12.0% for 2H 2024.

Operating profit rose by 193.1% to RMB 469.2 million (US$ 66.7 million) from RMB 160.1 million in
2H 2024. Operating margin was 4.0%, compared with 1.8% in 2H 2024. The increase was generated by higher unit sales volume, a change of sales mix with higher unit sales of heavy-duty and HHP engines, and lower SG&A expense as percentage of the total revenue.

Finance costs decreased by 20.2% to RMB 29.6 million (US$ 4.2 million) from RMB 37.1 million in
2H 2024, primarily due to lower bank term loans and reduced bills discounting.

The share of financial results of the associates and joint ventures decreased by 15.1% to RMB 49.7 million (US$ 7.1 million), compared with RMB 58.5 million in 2H 2024. The decrease was mainly due to reduced profits at Y&C Engine Co., Ltd.

Income tax expense was RMB 213.5 million (US$ 30.4 million), compared with RMB 26.4 million in
2H 2024. The tax increase was due to higher profits in 2H 2025 as compared with 2H 2024, and higher deferred tax expenses.

Net profit attributable to equity holders of the Company increased by 107.4% to RMB 171.6 million (US$ 24.4 million), compared with RMB 82.7 million in 2H 2024.

Basic and diluted earnings per share were RMB 4.57 (US$ 0.65), compared with RMB 2.19 in 2H 2024.

Basic and diluted earnings per share for 2H 2025 and 2H 2024 were based on the weighted average of 37,518,322 shares and 37,809,894 shares, respectively.

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Financial Highlights for FY 2025

•
Revenue grew by 28.9% to RMB 24.7 billion (US$ 3.5 billion), compared with RMB 19.1 billion in FY 2024.

•
Gross profit increased by 44.3% to RMB 4.1 billion (US$ 578.7 million), with a 16.5% gross margin, compared with RMB 2.8 billion and a gross margin of 14.7% in FY 2024.

•
Operating profit increased by 82.7% to RMB 1.1 billion (US$ 155.2 million), compared with RMB 597.0 million in FY 2024.

•
Profit for the year increased by 64.8% to RMB 810.5 million (US$ 115.3 million), compared with RMB 491.7 million in FY 2024.

•
Basic and diluted earnings per share increased by 74.4% to RMB 14.32 (US$ 2.04) from RMB 8.21 in FY 2024.

•
Total number of engines sold increased by 29.4% to 461,309 units, compared with 356,586 units in FY 2024.

Revenue increased by 28.9% to RMB 24.7 billion (US$ 3.5 billion), compared with RMB 19.1 billion in FY 2024.

The total number of engines sold in FY 2025 increased by 29.4% YoY to 461,309 units, compared with 356,586 units in FY 2024. Truck and bus engine unit sales rose by 42.8%, compared with CAAM data for vehicle market sales growth (excluding gasoline- and electric-powered vehicles) of 4.5% for 2025. Total truck engine unit sales rose by 50.7% YoY, compared with a 5.9% YoY increase from CAAM data for truck unit sales. Off-road engine unit sales increased by 13.0% YoY, with both industrial and marine and genset unit sales growth of more than 24% YoY offsetting lower agricultural engine unit sales.

Gross profit increased by 44.3% to RMB 4.1 billion (US$ 578.7 million) from RMB 2.8 billion in FY 2024. Gross margin increased to 16.5%, compared with 14.7% in FY 2024. The increase was mainly due to higher unit sales volume, a change of sales mix with higher unit sales of heavy-duty and HHP engines, and continuing cost reduction initiatives.

Other operating income decreased by 22.5% to RMB 445.9 million (US$ 63.4 million), compared with RMB 575.7 million in FY 2024. This was primarily due to lower bank interest income and reduced government grants.

R&D expenses increased by 37.3% to RMB 1.4 billion (US$ 192.3 million), compared with RMB 984.7 million in FY 2024, primarily driven by higher experimental costs, increased personnel expenses, and impairments related to fuel cell development. Yuchai had continued with its initiatives to enhance the engine efficiency and performance of its National VI and Tier-4 emission standards compliant engines, and power generation engines for data centers and marine applications, while also advancing its new energy solutions. Total R&D expenditure, including capitalized costs, was RMB 1.5 billion (US$ 217.1 million), representing 6.2% of the revenue in FY 2025, compared with RMB 1.2 billion, or 6.2% of the revenue in FY 2024.

SG&A expenses increased by 14.3% to RMB 2.1 billion (US$ 294.7 million), representing 8.4% of the revenue in FY 2025, compared with RMB 1.8 billion, or 9.5% of the revenue in FY 2024. This was mainly due to higher personnel expenses and consultancy fees, as well as increased aftersales and service expenses that partially offset lower accounts receivable provisions.

Operating profit increased by 82.7% to RMB 1.1 billion (US$ 155.2 million), compared with
RMB 597.0 million in FY 2024. The operating margin was 4.4%, up from 3.1% in FY 2024.

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Finance costs decreased by 20.8% to RMB 61.8 million (US$ 8.8 million) from RMB 78.0 million in
FY 2024, primarily due to lower bank term loans.

The share of financial results of the associates and joint ventures increased by 9.4% to income of
RMB 111.1 million (US$ 15.8 million), compared with income of RMB 101.5 million in FY 2024. The improvement was mainly driven by higher profits of 18.8% at MTU Yuchai Power Company Limited, and increased profits at Guangxi Purem Yuchai Automotive Technology Co., Ltd., partially offsetting lower profits at Y&C Engine Co., Ltd.

Income tax expense increased by 156.0% to RMB 329.7 million (US$ 46.9 million), compared with RMB 128.8 million in FY 2024. The tax increase was driven by higher profits in FY 2025 as compared with FY 2024, and higher deferred tax expenses.

Net profit attributable to the Company’s shareholders increased by 66.3% to RMB 537.4 million
(US$ 76.5 million), compared with RMB 323.1 million in FY 2024.

Basic and diluted earnings per share rose by 74.4% to RMB 14.32 (US$ 2.04), compared with
RMB 8.21 in FY 2024.

Basic and diluted earnings per share for FY 2025 and FY 2024 were based on the weighted average of 37,518,322 shares and 39,325,763 shares, respectively.

Balance Sheet Highlights as at December 31, 2025

•	Cash and bank balances were RMB 7.9 billion (US$ 1.1 billion),compared with RMB 6.4 billion at the end of FY 2024.
•	Trade and bills receivables were RMB 10.4 billion (US$ 1.5 billion), compared with RMB 8.8 billion at the end of FY 2024.
•	Inventories were RMB 5.6 billion (US$ 791.8 million), compared with RMB 4.7 billion at the end of FY 2024.
•	Trade and bills payables were RMB 11.1 billion (US$ 1.6 billion), compared with RMB 8.5 billion at the end of FY 2024.
•	Short-term and long-term loans and borrowings were RMB 2.0 billion (US$ 287.4 million), compared with RMB 2.5 billion at the end of FY 2024.

Mr. Weng Ming Hoh, President of China Yuchai, commented, “We maintained our strong sales growth in the second half and fiscal year of 2025, with total unit sales increasing by 28.7% and 29.4% YoY, respectively.”

“In addition to our continued expansion in China, we enhanced our footprint in overseas markets with a strategic agreement in Vietnam, shipped high‑quality castings to Germany, and delivered buses powered by Yuchai natural gas engines in Mexico. New partnerships with additional global industrial leaders will further strengthen market access in the future.”

“New demands for power and marine propulsion are accelerating the shift to more advanced engines. Surging AI and data‑center workloads require stronger power‑generation solutions. Sales of combined MTU Yuchai Power and Yuchai-branded HHP engines to data centers exceeded 2,000 units in 2025, up from 750 units in the prior year.”

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“Our indirect subsidiary, Guangxi Yuchai Marine and Genset Power Co. Ltd., filed an application for listing with the Hong Kong Stock Exchange (the “HKEX”) in January 2026. The potential listing is subject to review and approval by the HKEX and relevant regulatory authorities and market conditions.”

“Given our strong financial position and positive cash flow generation, a cash dividend of US$ 0.53 per ordinary share for the year ended December 31, 2024 was paid to shareholders in July 2025. We look forward to continuing to create sustainable value for our shareholders in appreciation of their continued support,” Mr. Hoh concluded.

Disclaimer Regarding Unaudited Financial Results

Investors should note that the Company has not yet finalized its consolidated financial results for
FY 2025. The financial information of the Company presented above is unaudited and may differ materially from the audited financial statements of the Company for FY 2025 to be released when it is available.

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 7.0288 =US$1.00, the rate quoted by the People’s Bank of China at the close of business on December 31, 2025. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2025 or at any other date.

Unaudited 2H 2025 and FY 2025 Conference Call

A conference call and audio webcast for the investment community has been scheduled for 8:00 A.M. Eastern Standard Time on February 24, 2026. The call will be hosted by the President and Chief Financial Officer of China Yuchai, Mr. Weng Ming Hoh and Mr. Choon Sen Loo, respectively, who will present and discuss the financial results of the Company followed by a Q&A session.

Analysts and institutional investors may participate in the conference call by registering at: https://register-conf.media-server.com/register/BI06634f00341a4660851bd36d6469a7d1 at least one hour before the scheduled start time. A reply email will be sent with instructions and phone numbers to join the call.

For all other interested parties, a simultaneous webcast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are encouraged to join the webcast at least 10 minutes prior to the scheduled start time. The recorded webcast will be available on the website shortly after the earnings call.

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About China Yuchai International

China Yuchai International Limited, through its subsidiary Guangxi Yuchai Machinery Company Limited ("Yuchai"), is one of the leading powertrain solution providers in China. Yuchai specializes in the design, manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, pickups, construction and agricultural equipment, and marine and power generation applications. Yuchai offers a comprehensive portfolio of powertrain solutions, including but not limited to diesel, natural gas, and new energy products such as pure electric, range extenders, and hybrid and fuel cell systems. Through its extensive network of regional sales offices and authorized customer service centers, Yuchai distributes its engines directly to auto OEMs and distributors while providing after-sales services across China and globally. Founded in 1951, Yuchai has established a reputable brand name, strong research and development team, and significant market share in China. Known for its high-quality products and reliable after-sales support, Yuchai has also expanded its footprint into overseas markets. In 2025, Yuchai sold 461,309 engines, further solidifying its position as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement:

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words "believe", "expect", "anticipate", "project", "targets", "optimistic", "confident that", "continue to", "predict", "intend", "aim", "will" or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements include, but are not limited to, statements concerning the China Yuchai group of entities' operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. China Yuchai cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in China Yuchai's Form 20-Fs under the headings "Risk Factors", "Results of Operations" and "Business Overview" and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date they are made and China Yuchai specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information:

Investor Relations

Kevin Theiss

Tel: +1-212-510-8922

Email: cyd@bluefocus.com

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